SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 February 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Financial Report

Exhibit No: 99.1

26 February 2014

InterContinental Hotels Group PLC
Annual Financial Report 2013

The following documents have today been posted or otherwise made available to shareholders:

1. Annual Report and Form 20-F 2013
2. Notice of 2014 Annual General Meeting
3. Form of Proxy for 2014 AGM
4. Form of Proxy for 2014 AGM with shareholder communications
5. Chairman's Letter - electronic communications

In compliance with Listing Rule 9.6.1 a copy of each of these documents has been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/NSM

InterContinental Hotels Group PLC will also file the Annual report and Form 20-F for the year ended 31 December 2013 with the US Securities and Exchange Commission today.

The above documents, with the exception of the two Forms of Proxy, are publicly available on the InterContinental Hotels Group PLC website at www.ihgplc.com/reports

Shareholders may request a hard copy of the Annual Report and Form 20-F 2013 free of charge from the address below:

Company Secretariat
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 77 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns 4,700 hotels and 687,000 guest rooms in nearly 100 countries and territories. With more than 1,100 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc

For further information, please contact:
Investor Relations (Catherine Dolton / Isabel Green):	+44 (0)1895 512 176
Media Relations (Yasmin Diamond / Zoe Bird):	+44 (0)1895 512 008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	26 February 2014